United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 13, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 13, 2008	www.gruma.com

Standard & Poor's Ratings Services lowered its long-term corporate credit rating on GRUMA S.A.B. de C.V. (Gruma)

style="font-size: 12.0pt">On Oct. 13, 2008, Standard & Poor's Ratings Services lowered its long-term corporate credit rating on GRUMA S.A.B. de C.V. (Gruma) and its rating on Gruma's $300 million perpetual bonds to 'BB' from 'BBB-', and placed the ratings on CreditWatch with negative implications, meaning that the ratings could either be lowered or affirmed ''following the completion of our review. A downgrade could exceed one notch. ''

''The downgrade reflects our perception that Gruma's financial policy has become more aggressive, as evidenced by its continued use of derivative instruments which have resulted in significant noncash losses. Our previous rating reflected our expectation that the company would close its open positions on prior derivative contracts and use these instruments more conservatively going forward. However, Gruma has recently reported a $684 million mark-to-market loss, which is important relative to its revenue and capital base. Although this is an accounting loss, further volatility in the currency markets and/or margin calls from counterparties could severely affect the company's financial profile.''

''The CreditWatch placement reflects one of our main concerns: the potential margin calls resulting from Gruma's derivative instrument positions and the negative effects this could have on its liquidity. We will resolve the CreditWatch listing after receiving detailed information on the company's current derivatives exposure. ''

''Complete ratings information is available to subscribers of RatingsDirect, the real-time Web-based source for Standard & Poor's credit ratings, research, and risk analysis, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; select your preferred country or region, then Ratings in the left navigation bar, followed by Credit Ratings Search.''.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 91 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.